APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Southern Fresh Intelligent, LLC DBA Firehawk Brewpub
Balance Sheet - unaudited
For the period ended 04/2021

	Current Period	Prior Period
	1-Apr-21	1-Mar-21
ASSETS		
Current Assets:		
Cash	$ -	$ -
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	-	-
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	-	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	**$ -**	**$ -**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt	-	-
Total Current Liabilities	-	-
Long-Term Liabilities:		
Notes Payable	-	-
Mortgage Payable	-	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	-	-
EQUITY		
Capital Stock/Partner's Equity	-	-
Opening Retained Earnings	-	-
Dividends Paid/Owner's Draw	-	-
Net Income (Loss)	-	-
Total Equity	-	-
TOTAL LIABILITIES & EQUITY	**$ -**	**$ -**
Balance Sheet Check	-	-

I, Scott Norman Blackwood, certify that:

1. The financial statements of Southern Fresh Intelligent included in this Form are true and complete in all material respects; and
2. The tax return information of Southern Fresh Intelligent has not been included in this Form as Southern Fresh Intelligent was formed on 04/19/2021 and has not filed a tax return to date.

Signature: Scott Norman Blackwood

Name: Scott Norman Blackwood

Title: Owner